Exhibit 99.1

Yandex Terminates Agreement to Acquire Its Moscow Headquarters

Moscow and Amsterdam, September 7, 2016.  Yandex N.V. (NASDAQ: YNDX) (“Yandex”), one of the largest European internet companies and the leading search provider in Russia, today announced that it has terminated the Framework Agreement entered into on February 19, 2016 with Krasnaya Roza 1875 Limited, a Cypriot company (“KR1875”) (the “Framework Agreement”), pursuant to which Yandex was to become the sole owner of the company which holds title to the office complex in central Moscow (the “Red Rose”) that houses the Yandex group’s Russian headquarters.

Yandex has opted to terminate the Framework Agreement because of changing market conditions. The Framework Agreement allows for Yandex to terminate the Framework Agreement at any time prior to closing. In the event of the termination of the agreement, the Framework Agreement stipulates that Yandex will reimburse KR1875 for certain fees and expense incurred in connection with the transaction, up to a maximum of 45 million rubles (approximately $700,000). Yandex believes that after the reimbursement of these costs to KR1875, it remains in the company’s and stockholders’ interest to terminate the Framework Agreement. Yandex plans to remain at the Red Rose through the end of the lease term but may consider other options for when the lease term expires.

Contact:

Investor Relations

Katya Zhukova

Phone: +7 495 974-3538

E-mail: askIR@yandex-team.com

Media Relations

Ochir Mandzhikov, Asya Melkumova

Phone: +7 495 739-7000

E-mail: pr@yandex-team.com

ABOUT YANDEX

Yandex (NASDAQ:YNDX) is one of the largest European internet companies, providing a wide variety of search and other online services. Yandex’s mission is to help users solve their everyday problems by building people-centric products and services. Based on innovative technologies, the company provides the most relevant, locally tailored experience on all digital platforms and devices. Yandex operates Russia’s most popular search engine and also serves Ukraine, Belarus, Kazakhstan and Turkey. More information on Yandex can be found at https://yandex.com/company.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding the anticipated closing of the transaction described above and the impact of such transaction on the Company’s financial results. Actual results may differ materially from the results predicted or implied by such statements. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, the satisfaction of the conditions to closing and macroeconomic and geopolitical developments affecting the Russian economy, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2015, which is on file with the Securities and Exchange Commission and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of September 7, 2016, and Yandex undertakes no duty to update this information unless required by law.